UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 44)*

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of reporting persons. ESL Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,816,224
	8.	Shared voting power 0
	9.	Sole dispositive power 8,816,224
	10.	Shared dispositive power 13,725,670
11.	Aggregate amount beneficially owned by each reporting person 22,541,894
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 118,539,221 shares of common stock outstanding as of July 16, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, that was filed by the Issuer with the Securities and Exchange Commission on July 17, 2014.

CUSIP No. 05329W102

1.	Names of reporting persons. SPE II Partners, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 118,539,221 shares of common stock outstanding as of July 16, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, that was filed by the Issuer with the Securities and Exchange Commission on July 17, 2014.

CUSIP No. 05329W102

1.	Names of reporting persons. SPE Master II, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 118,539,221 shares of common stock outstanding as of July 16, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, that was filed by the Issuer with the Securities and Exchange Commission on July 17, 2014.

CUSIP No. 05329W102

1.	Names of reporting persons. RBS Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,816,224
	8.	Shared voting power 0
	9.	Sole dispositive power 8,816,224
	10.	Shared dispositive power 13,725,670
11.	Aggregate amount beneficially owned by each reporting person 22,541,894
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 118,539,221 shares of common stock outstanding as of July 16, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, that was filed by the Issuer with the Securities and Exchange Commission on July 17, 2014.

CUSIP No. 05329W102

1.	Names of reporting persons. ESL Institutional Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,583
	8.	Shared voting power 0
	9.	Sole dispositive power 4,583
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,583
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 118,539,221 shares of common stock outstanding as of July 16, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, that was filed by the Issuer with the Securities and Exchange Commission on July 17, 2014.

CUSIP No. 05329W102

1.	Names of reporting persons. RBS Investment Management, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,583
	8.	Shared voting power 0
	9.	Sole dispositive power 4,583
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,583
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 118,539,221 shares of common stock outstanding as of July 16, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, that was filed by the Issuer with the Securities and Exchange Commission on July 17, 2014.

CUSIP No. 05329W102

1.	Names of reporting persons. ESL Investments, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,820,807
	8.	Shared voting power 0
	9.	Sole dispositive power 8,820,807
	10.	Shared dispositive power 13,725,670
11.	Aggregate amount beneficially owned by each reporting person 22,546,477
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.0% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based upon 118,539,221 shares of common stock outstanding as of July 16, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, that was filed by the Issuer with the Securities and Exchange Commission on July 17, 2014.

CUSIP No. 05329W102

1.	Names of reporting persons. The Edward and Kinga Lampert Foundation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 262,499
	8.	Shared voting power 0
	9.	Sole dispositive power 262,499
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 262,499
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 118,539,221 shares of common stock outstanding as of July 16, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, that was filed by the Issuer with the Securities and Exchange Commission on July 17, 2014.

CUSIP No. 05329W102

1.	Names of reporting persons. Edward S. Lampert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 22,808,976
	8.	Shared voting power 0
	9.	Sole dispositive power 9,083,306
	10.	Shared dispositive power 13,725,670
11.	Aggregate amount beneficially owned by each reporting person 22,808,976
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.2% (1)
14.	Type of reporting person (see instructions) IN

(1)	Based upon 118,539,221 shares of common stock outstanding as of July 16, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, that was filed by the Issuer with the Securities and Exchange Commission on July 17, 2014.

This Amendment No. 44 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“ESL”), SPE II Partners, LP, a Delaware limited partnership (“SPE II”), SPE Master II, LP, a Delaware limited partnership (“SPE Master II”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), ESL Investments, Inc., a Delaware corporation (“Investments”), The Edward and Kinga Lampert Foundation, a Connecticut trust (the “Foundation”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment to report: (i) recent open market sales of Shares by SPE II, SPE Master II, Institutional, ESL, the Foundation and Mr. Lampert; (ii) a distribution of Shares by SPE Master II on a pro rata basis to its partners, including to RBS; (iii) a distribution of Shares by SPE II on a pro rata basis to its partners, including to RBS; (iv) a distribution of Shares by RBS to Mr. Lampert on a pro rata basis; and (v) that SPE Master II and SPE II ceased to beneficially own any Shares.

Item 2. Identity and Background.

Item 2(c) is hereby amended and restated in its entirety as follows:

“(c) The principal business of each of the ESL Entities is purchasing, holding and selling securities for investment purposes. RBS is the general partner of ESL, SPE II and SPE Master II. RBSIM is the general partner of Institutional. Investments is the general partner of RBS and the manager of RBSIM. Mr. Lampert is a limited partner of RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of Investments and Chairman and Chief Executive Officer of Sears Holdings Corporation. G. Mike Mikan, the Chief Compliance Officer of Investments, also serves as a director of the Issuer. The principal business of the Foundation is managing and investing the trust estate and applying the net income and/or principal to or for charitable organizations. Mr. Lampert is a co-trustee of the Foundation. Each of the Filing Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on July 31, 2014, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	22,541,894	(1)	19.0%	8,816,224		0	8,816,224		13,725,670	(1)
SPE II Partners, LP	0		0.0%	0		0	0		0
SPE Master II, LP	0		0.0%	0		0	0		0
RBS Partners, L.P.	22,541,894	(1)(2)	19.0%	8,816,224	(2)	0	8,816,224	(2)	13,725,670	(1)
ESL Institutional Partners, L.P.	4,583		0.0%	4,583		0	4,583		0
RBS Investment Management, L.L.C.	4,583	(3)	0.0%	4,583	(3)	0	4,583	(3)	0
ESL Investments, Inc.	22,546,477	(1)(4)	19.0%	8,820,807	(4)	0	8,820,807	(4)	13,725,670	(1)
The Edward and Kinga Lampert Foundation	262,499		0.2%	262,499		0	262,499		0
Edward S. Lampert	22,808,976	(1)(5)(6)	19.2%	22,808,976	(1)(5)(6)	0	9,083,306	(5)(6)	13,725,670	(1)

(1)	This number includes 13,725,670 Shares held by Mr. Lampert. ESL has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, ESL may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, Investments and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 8,816,224 Shares held by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL.
(3)	This number includes 4,583 Shares held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(4)	This number includes 8,816,224 Shares held by ESL and 4,583 Shares held by Institutional. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Investments is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM.
(5)	This number includes 8,816,224 Shares held by ESL and 4,583 Shares held by Institutional. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.
(6)	This number includes 262,499 Shares held by the Foundation. Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Each of SPE Master II and SPE II ceased to beneficially own any Shares on July 31, 2014.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Tender Offer Letter Agreement, dated March 6, 2006, from ESL Investments, Inc. to AutoNation, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on March 7, 2006).

99.3	Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., American Honda Motor Co., Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.4	Letter Agreement, dated as of January 28, 2009, by and between AutoNation, Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.6	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 7 to the Amendment to Schedule 13D filed on June 2, 2010).

99.9	Joint Filing Agreement (incorporated by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on June 5, 2014).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2014	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE II PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER II, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

THE EDWARD AND KINGA LAMPERT FOUNDATION

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Trustee

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Tender Offer Letter Agreement, dated March 6, 2006, from ESL Investments, Inc. to AutoNation, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on March 7, 2006).

99.3	Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., American Honda Motor Co., Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.4	Letter Agreement, dated as of January 28, 2009, by and between AutoNation, Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.6	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 7 to the Amendment to Schedule 13D filed on June 2, 2010).

99.9	Joint Filing Agreement (incorporated by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on June 5, 2014).

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Edward S. Lampert	6/5/2014	Open Market Sales		57,321	$57.32	(1)
SPE Master II, LP	6/5/2014	Open Market Sales		7,574	$57.32	(1)
SPE II Partners, LP	6/5/2014	Open Market Sales		5,889	$57.32	(1)
ESL Institutional Partners, L.P.	6/5/2014	Open Market Sales		21	$57.32	(1)
ESL Partners, L.P.	6/5/2014	Open Market Sales		43,408	$57.32	(1)
The Edward and Kinga Lampert Foundation	6/5/2014	Open Market Sales		1,180	$57.32	(1)
Edward S. Lampert	6/6/2014	Open Market Sales		107,381	$57.27	(2)
SPE Master II, LP	6/6/2014	Open Market Sales		12,765	$57.27	(2)
SPE II Partners, LP	6/6/2014	Open Market Sales		9,926	$57.27	(2)
ESL Institutional Partners, L.P.	6/6/2014	Open Market Sales		35	$57.27	(2)
ESL Partners, L.P.	6/6/2014	Open Market Sales		62,377	$57.27	(2)
The Edward and Kinga Lampert Foundation	6/6/2014	Open Market Sales		1,989	$57.27	(2)
Edward S. Lampert	6/9/2014	Open Market Sales		41,083	$57.10	(3)
SPE Master II, LP	6/9/2014	Open Market Sales		4,652	$57.10	(3)
SPE II Partners, LP	6/9/2014	Open Market Sales		3,617	$57.10	(3)
ESL Institutional Partners, L.P.	6/9/2014	Open Market Sales		13	$57.10	(3)
ESL Partners, L.P.	6/9/2014	Open Market Sales		20,787	$57.10	(3)
The Edward and Kinga Lampert Foundation	6/9/2014	Open Market Sales		725	$57.10	(3)
Edward S. Lampert	6/10/2014	Open Market Sales		66,751	$56.94	(4)
SPE Master II, LP	6/10/2014	Open Market Sales		9,966	$56.94	(4)
SPE II Partners, LP	6/10/2014	Open Market Sales		7,749	$56.94	(4)
ESL Institutional Partners, L.P.	6/10/2014	Open Market Sales		27	$56.94	(4)
ESL Partners, L.P.	6/10/2014	Open Market Sales		65,779	$56.94	(4)
The Edward and Kinga Lampert Foundation	6/10/2014	Open Market Sales		1,553	$56.94	(4)
SPE Master II, LP	7/22/2014	Open Market Sales		78,230	$57.15	(5)
SPE II Partners, LP	7/22/2014	Open Market Sales		60,829	$57.15	(5)
SPE Master II, LP	7/23/2014	Open Market Sales		97,015	$57.00	(6)
SPE II Partners, LP	7/23/2014	Open Market Sales		75,436	$57.00	(6)
SPE Master II, LP	7/24/2014	Open Market Sales		140,264	$56.59	(7)
SPE II Partners, LP	7/24/2014	Open Market Sales		109,065	$56.59	(7)
SPE Master II, LP	7/31/2014	Pro Rata Distribution to Partners		1,369,245	$0
SPE II Partners, LP	7/31/2014	Pro Rata Distribution to Partners		1,064,686	$0
RBS Partners, L.P.	7/31/2014	Acquisition from SPE Master II, LP and SPE II Partners, LP as a result of a Pro Rata Distribution	136,539		$0
RBS Partners, L.P.	7/31/2014	Pro Rata Distribution		136,539	$0
Edward S. Lampert	7/31/2014	Acquisition from RBS Partners, L.P. as result of a Pro Rata Distribution	136,539		$0

(1)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $57.24 to $57.44 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(2)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $57.20 to $57.53 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(3)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $57.00 to $57.56 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(4)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $56.80 to $57.11 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(5)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $56.90 to $57.40 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(6)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $56.85 to $57.21 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(7)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $56.50 to $56.92 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.